May 31, 2024

To: Shareholders of Nomura Holdings, Inc.

Kentaro Okuda

Director, Representative Executive Officer,

President and Group CEO

Nomura Holdings, Inc.

1-13-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Amendments to Parts of the "Notice of Convocation of the 120th Annual General Meeting of Shareholders"

As there were errors in parts of the content of Nomura Holdings, Inc.'s "Notice of Convocation of the 120th Annual General Meeting of Shareholders," those parts are hereby amended as set out below.

Places Amended (the parts amended have been indicated by underlining them):

1. The "Notice of Convocation of the 120th Annual General Meeting of Shareholders" (Page 18)
   The name of the company in "(Significant concurrent positions)" and "(Reasons for designation as an outside director nominee and expected role)" for Mr. Oshima.

Amendment	Error
NGK INSULATORS, LTD.	NGK INSULATPRS, LTD.

2. The "Notice of Convocation of the 120th Annual General Meeting of Shareholders" (Page 31)
   The figures in the table in "7. Organizational Structure (3) Status of Employees" in the "Report for the 120th Fiscal Year."

Amendments		Errors	
Employees	Increase / Decrease	Employees	Increase / Decrease
26,850	75 Increase	26,853	78 Increase

3. The "Notice of Convocation of the 120th Annual General Meeting of Shareholders"

(Page 41 and 42)

The figures in the table in "6. Matters relating to Performance-Linked Compensation (2) Performance Indicator to be used for calculation of the Performance-Linked Compensation" in the"Report for the 120th Fiscal Year."

Amendments		Errors	
Item	Actual	Item	Actual
Revenue cost coverage ratio[1]	82.5%	Revenue cost coverage ratio[1]	82.0%
Total Shareholder Return("TSR")[2]	196.3%	Total Shareholder Return("TSR")[2]	192.0%

4. The "Notice of Convocation of the 120th Annual General Meeting of Shareholders"
 (Page 44)

The content of "7. Matters relating to Stock Based Compensation and Non-Monetary Compensation (3) Introduction of PSU 2) Calculation method for the number of shares to be granted c) Performance evaluation period and payment schedule" in the"Report for the 120th Fiscal Year."

Amendment	Error
The performance evaluation period shall be three years from the fiscal year in which the base number of PSUs is determined.	The performance evaluation period shall be three years from the fiscal year following the fiscal year in which the base number of PSUs is determined.

5. The "Notice of Convocation of the 120th Annual General Meeting of Shareholders"
 (Page 44)

The content of the legend of the chart in "7. Matters relating to Stock Based Compensation and Non-Monetary Compensation (3) Introduction of PSU 2) Calculation method for the number of shares to be granted c) Performance evaluation period and payment schedule" in the"Report for the 120th Fiscal Year."

Amendment	Error
The base number of shares for the PSU to be decided	The number of shares to be granted is decided

End